QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13-2(a)

(Amendment No. 1 for Kris Shah
and
Amendment No. 2 for Kris and Geraldine Shah Family Trust)*

SSP Solutions, Inc. (Name of Issuer)
Common Stock, $.01 par value per share (Title of Class of Securities)
784723 10 8 (CUSIP Number)
Kris Shah, 17861 Cartwright Road, Irvine, CA 92614, (949) 851-1085 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 29, 2002 and August 1, 2002 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(continued on following pages)
(Page 1 of 6 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 784723 10 8	SCHEDULE 13D	Page 2 of 6

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only) Kris and Geraldine Shah Family Trust

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☐
(b) ☐

(3) SEC Use Only

(4)	Source of Funds* OO

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization United States

NUMBER OF SHARES	(7)	Sole Voting Power 4,891,835(1)
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 0
PERSON WITH
	(9)	Sole Dispositive Power 4,891,835(1)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,891,835(1)

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*
☐

(13)	Percent of Class Represented by Amount in Row (11) 20.7%(2)

(14)	Type of Reporting Person* OO

(1)
Voting and dispositive power is held by Kris Shah and Geraldine Shah as trustees and beneficiaries of the Kris and Geraldine Shah Family Trust.

(2)
Calculated based on 23,641,507 shares outstanding or issuable as of October 9, 2002.

CUSIP No. 784723 10 8	SCHEDULE 13D	Page 3 of 6

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only) Kris Shah

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☐
(b) ☐

(3) SEC Use Only

(4)	Source of Funds* PF; OO

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization United States

NUMBER OF SHARES	(7)	Sole Voting Power 877,602(1)
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 4,891,835(2)
PERSON WITH
	(9)	Sole Dispositive Power 877,602(1)

	(10)	Shared Dispositive Power 4,891,835(2)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,769,437(1)(2)

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*
☐

(13)	Percent of Class Represented by Amount in Row (11) 24.4%(3)

(14)	Type of Reporting Person* IN

(1)
Includes the following shares as to which Mr. Shah disclaims beneficial ownership: (a) 435,301 shares held indirectly by Mr. Shah as trustee of the Chandra L. Shah Trust; and (b) 435,301 shares held indirectly by Mr. Shah as trustee of the Leena Shah Trust. Also includes 7,000 shares underlying a common stock purchase option held by Mr. Shah.

(2)
Represents shares held indirectly by Mr. Shah as one of two trustees of the Kris and Geraldine Shah Family Trust, of which Mr. Shah and his wife are the trustees and beneficiaries.

(3)
Calculated based on 23,641,507 shares outstanding or issuable as of October 9, 2002.

CUSIP No. 784723 10 8	SCHEDULE 13D	Page 4 of 6

        This Amendment to Schedule 13D ("Amendment") is being filed as:

        (1)  Amendment No. 2 to the statement on Schedule 13D filed by the Kris and Geraldine Shah Family Trust on March 9, 2001, as previously amended by Amendment No. 1 to Schedule 13D that was filed on September 27, 2001; and

        (2)  Amendment No. 1 to the statement on Schedule 13D filed by Kris Shah on September 27, 2001.

Item 2.    Identity and Background.

        Item 2 is amended to reflect that this Amendment is filed jointly on behalf of Kris Shah and the Kris and Geraldine Shah Family Trust ("Shah Trust"). Kris Shah and the Shah Trust each are referred to in this Amendment as a "Reporting Person" and together are referred to in this Amendment as the "Reporting Persons."

Item 3.    Source and Amount of Funds or Other Consideration.

        Item 3 is amended to reflect the information contained in Item 4 below regarding the source and amount of funds involved in the acquisitions described in this Amendment.

Item 4.    Purpose of Transaction.

        Item 4 is supplemented to reflect the occurrence of the following:

        (1)  As discussed in the earlier Schedule 13D/G filings of the Reporting Persons, the Reporting Persons were parties to a voting agreement that was executed on July 3, 2001 in contemplation of the merger transaction between the Issuer, BIZ Interactive Zone, Inc. and a wholly-owned subsidiary of the Issuer formed for the purpose of the merger transaction. However, the voting agreement was terminated by agreement of the parties thereto on the effective date of the merger transaction, which was August 24, 2001.

        (2)  On December 18, 2001, the Issuer issued and sold to Kris Shah an 8% convertible promissory note in the principal amount of $375,000. The note initially was convertible into shares of the Issuer's common stock at $3.60 per share and was due and payable on December 18, 2004. On April 16, 2002, the Issuer issued to Mr. Shah a 10% non-convertible unsecured promissory note due December 31, 2005 in the principal amount of $152,776 in connection with loans that Mr. Shah made to the Issuer. On June 29, 2002, the Shah Trust acquired 419,119 shares of the Issuer's common stock at the above market price of $1.30 per share in exchange for the cancellation of the $375,000 principal balance of the 8% note held by Mr. Shah, the cancellation of the $152,776 principal balance of the 10% note held by Mr. Shah, and the cancellation of interest due on each of those two notes through June 12, 2002.

        (3)  On August 1, 2002, the Issuer granted to Mr. Shah a ten-year option to purchase up to 26,250 shares of the Issuer's common stock at an exercise price of $1.30 per share. The option vested and became exercisable as to 20% of the underlying shares of common stock upon issuance of the option. The option is scheduled to vest and become exercisable as to the remaining 80% of the underlying shares of common stock at the rate of 1/48 per month, commencing September 1, 2002.

CUSIP No. 784723 10 8	SCHEDULE 13D	Page 5 of 6

        Except as described in Item 4, neither Reporting Person has any plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) any extraordinary corporate transaction; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any changes in the Issuer's charter, bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

Item 5.    Interest in the Securities of the Issuer.

        Item 5 is amended to reflect the following:

        (a)(1)The Shah Trust beneficially owns 4,891,835 shares of common stock of the Issuer, which equals approximately 20.8% of the total 23,641,507 outstanding or issuable shares of common stock of the Issuer as of October 9, 2002 ("Total Shares").

        (a)(2)Kris Shah beneficially owns 5,769,437 shares of common stock of the Issuer, which equals approximately 24.4% of the Total Shares and includes: (i) the following shares as to which Mr. Shah disclaims beneficial ownership: (a) 435,301 shares held indirectly by Mr. Shah as trustee of the Chandra L. Shah Trust; and (b) 435,301 shares held indirectly by Mr. Shah as trustee of the Leena Shah Trust; (ii) 7,000 shares underlying a common stock purchase option held by Mr. Shah; and (iii) 4,891,835 shares held indirectly by Mr. Shah as one of two trustees of the Kris and Geraldine Shah Family Trust, of which Mr. Shah and his wife are the trustees and beneficiaries.

        (b)(1)The Shah Trust has sole voting and dispositive power as to 4,891,835 shares of common stock of the Issuer. Kris Shah and his spouse, Geraldine Shah, are co-trustees of the Shah Trust.

        (b)(2)Kris Shah has sole voting and dispositive power as to: (a) 435,301 shares held indirectly by Mr. Shah as trustee of the Chandra L. Shah Trust; (b) 435,301 shares held indirectly by Mr. Shah as trustee of the Leena Shah Trust; and (c) 7,000 shares underlying a common stock purchase option held by Mr. Shah. Mr. Shah shares voting and dispositive power as to 4,891,835 shares held indirectly by Mr. Shah as one of two trustees of the Kris and Geraldine Shah Family Trust, of which Mr. Shah and his wife are the trustees and beneficiaries.

        (c)  Other than as described in Item 4 above, neither Reporting Person has effected any transactions in the Issuer's common stock during the past 60 days.

        (d)(1)Kris Shah and Geraldine Shah are co-trustees and beneficiaries of the Shah Trust and have the right to direct the proceeds from the shares of the Issuer's common stock owned by the Shah Trust.

        (d)(2)Mr. Shah's daughters, Chandra L. Shah and Leena Shah, are the beneficiaries of the Chandra L. Shah Trust and the Leena Shah Trust, respectively, and have the right to receive proceeds from a sale of the shares held in those trusts.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Item 6 is amended to reflect the information contained in paragraph (1) of Item 4 above.

CUSIP No. 784723 10 8	SCHEDULE 13D	Page 6 of 6

Item 7.    Material to be Filed as Exhibits.

        Item 7 is amended to add the following exhibit:

Exhibit No.	Description
99.1	Joint Filing Agreement Pursuant To Rule 13d-1(k)(1) Under The Securities Exchange Act Of 1934, As Amended, among Kris Shah and the Kris and Geraldine Shah Family Trust

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 10, 2002 (Date)
/s/ KRIS SHAH (Signature)
Kris Shah, Trustee of the Kris and Geraldine Shah Family Trust (Name/Title)
October 10, 2002 (Date)
/s/ KRIS SHAH (Signature)
Kris Shah, an individual (Name/Title)

QuickLinks

SIGNATURE